SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                         Chatsworth Data Solutions, Inc.
                         -------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    162307102
                                    ---------
                                 (CUSIP Number)

                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
                                -----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2006
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 11 pages

CUSIP No.:  162307102

NAME OF REPORTING PERSON

1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Adam Benowitz

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [   ]
      (b) [   ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e) [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF               7     SOLE VOTING POWER - 0
SHARES
BENEFICIALLY            8     SHARED VOTING POWER - 17,400,000
OWNED BY
EACH                    9     SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH             10    SHARED DISPOSITIVE POWER - 17,400,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,400,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [   ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.0%

14    TYPE OF REPORTING PERSON

      IN

                               Page 2 of 11 pages

CUSIP No.:  162307102

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vision Opportunity Master Fund, Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [   ]
      (b) [   ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e) [   ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

NUMBER OF               7     SOLE VOTING POWER - 0
SHARES
BENEFICIALLY            8     SHARED VOTING POWER - 17,400,000
OWNED BY
EACH                    9     SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH             10    SHARED DISPOSITIVE POWER - 17,400,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,400,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [   ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.0%

14    TYPE OF REPORTING PERSON

      CO

                               Page 3 of 11 pages

CUSIP No.:  162307102

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [   ]
      (b) [   ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e) [   ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF               7     SOLE VOTING POWER - 0
SHARES
BENEFICIALLY            8     SHARED VOTING POWER - 17,400,000
OWNED BY
EACH                    9     SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH             10    SHARED DISPOSITIVE POWER - 17,400,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,400,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [   ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.0%

14    TYPE OF REPORTING PERSON

      IA

                               Page 4 of 11 pages

                                EXPLANATORY NOTE

      This Amendment No. 1 (this "Statement") amends and restates in its entirety the Schedule 13D originally filed on September 25, 2006 by and on behalf of Vision Opportunity Master Fund, Ltd. (the "Original Schedule 13D") to correct certain information reported therein, including the following:

   o  The Original Schedule 13D contained a clerical error, whereby box "b" in
      Item 2 on the cover page was inadvertently checked off. This box should not have been checked off since the Reporting Persons were never part of any group with respect to the ownership of the Issuer's securities.

ITEM 1.      Security and Issuer.

      The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Chatsworth Data Solutions, Inc. (formerly known as Adera Mines Limited), a Nevada corporation (the "Company" or the "Issuer"), with its principal executive offices located at 20710 Lassen Street, Chatsworth, CA 91311.

ITEM 2.      Identity and Background.

      (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company ("Fund"); (2) Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company ("Investment Manager"); and (3) Adam Benowitz, a United States Citizen ("Mr. Benowitz"). The Investment Manager serves as the investment manager of the Fund. Mr. Benowitz is the Managing Member of the Investment Manager and the Portfolio Manager of the Fund.

      The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund and other investment vehicles. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager.

      Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Fund (the "Directors and Officers").

      (d)-(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      Source and Amount of Funds or Other Consideration

      The source of cash funds for the purchased securities was working capital of the Fund, and the amount of funds totaled $2,900,000.

                               Page 5 of 11 pages

ITEM 4.      Purpose of Transaction.

      On July 31, 2006, the Issuer executed a Common Stock and Warrant Purchase Agreement (the "PA") by and among the Issuer on the one hand, and a group of accredited investors, including the Fund on the other hand. Under the PA, on August 7, 2006, the Issuer issued to the Fund 10,240,000 shares of Common Stock and warrants to purchase 5,120,000 shares of Common Stock at an exercise price of $0.30 per share (the "Warrants"), for total consideration of $2,560,000. Under the PA, on September 6, 2006, the Issuer issued to the Fund an additional 1,360,000 shares of Common Stock and additional Warrants to purchase 680,000 shares of Common Stock, for total additional consideration of $340,000. The issuance of these shares of Common Stock and Warrants were exempt from registration under Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act") or Section 4(2) of the Securities Act.

      The PA also provides that if the Issuer issues or sells, on or prior to the first anniversary of the closing date, any additional shares of Common Stock (other than certain exempt issuances described in the PA) (the "Additional Common Stock"), in exchange for consideration in an amount per additional share of Common Stock less than $0.25 per share (the "Per Share Purchase Price"), then: (A) the Per Share Purchase Price immediately prior to such issue or sale shall be reduced to equal the sale price of such Additional Common Stock; and
(B) the Fund shall receive for no additional consideration a number of shares of Common Stock determined as follows: (1) multiplying the Per Share Purchase Price in effect immediately prior to such issue or sale by the number of shares of common stock purchased by the Fund pursuant to the PA and (2) dividing the product thereof by the Per Share Purchase Price resulting from the adjustment made pursuant to clause (A), and (3) subtracting from such amount the number of shares of Common Stock purchased by the Fund pursuant to the PA.

      The Issuer also entered into an Investor Rights Agreement with the Fund and the other investors, pursuant to which it granted the Fund and the other investors certain registration rights with respect to the Common Stock issued pursuant to the PA and the Common Stock issuable upon exercise of the Warrants.

      The Reporting Persons note the actions taken by the Issuer as set forth in the Form 8-K filed with the Securities and Exchange Commission on August 11, 2006 (the "8-K") but do not consider the events described therein (other than those described herein) to be plans or proposals of the Reporting Persons for purposes of this paragraph.

      All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

      The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.      Interest in Securities of the Issuer.

      (a) The Fund directly beneficially owns 17,400,000 shares of Common Stock, representing 47.0% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock beneficially owned by

                               Page 6 of 11 pages
the Fund. Each disclaims beneficial ownership of such shares. The Fund has provided the Issuer with notice that it does not choose to be governed by the ownership limitations provided in Section 2.4 of the Warrants. The amounts set forth in this response are based on the 31,250,000 shares outstanding as of September 1, 2006, as reported in the Issuer's Form 10-QSB filed on September 19, 2006.

      (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 17,400,000 shares of Common Stock reported herein.

      (c) Other than as set forth in Item 4 above, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the sixty (60) days prior to the event date.

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See Item 4 above.

ITEM 7.     Material to be Filed as Exhibits.

      Exh. #   Description
      ------   -----------
      1        Joint Filing Agreement

      2        Form of Common Stock Purchase Warrant*

      3        Form of Common Stock and Purchase Warrant Agreement*

      4        Form of Investor Rights Agreement*

      ----------
      * Incorporated by reference to the Issuer's Current Report on Form 8-K, as filed with the SEC on August 11, 2006.

                               Page 7 of 11 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2007

                         ADAM BENOWITZ
                         VISION CAPITAL ADVISORS, LLC
                         VISION OPPORTUNITY MASTER FUND, LTD.

                         By:   /s/ ADAM BENOWITZ
                             ----------------------------------
                         Adam Benowitz, for himself, as Managing Member of the Investment Manager and as Portfolio Manager of the Fund

                               Page 8 of 11 pages

                                   SCHEDULE I

      The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Fund.

DIRECTORS
---------

      Adam Benowitz (US Citizen)
      Managing Member
      Vision Capital Advisors, LLC (a private investment management firm) 20 West 55th Street, Fifth Floor
      New York, New York 10019

      Robert Arnott (British/Cayman Citizen)
      Box 31695
      One Breezy Pines
      Bel Air Drive, South Sound
      Grand Cayman KY1-1207
      Cayman Islands
      Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

      Peter Young (Cayman Citizen)
      27 Hospital Road, George Town
      Grand Cayman KY-1109
      Cayman Islands
      Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).

EXECUTIVE OFFICERS
------------------

      None.

                               Page 9 of 11 pages

                                  EXHIBIT INDEX

Exh. #   Description
------   -----------

1        Joint Filing Agreement

2        Form of Common Stock Purchase Warrant*

3        Form of Common Stock and Purchase Warrant Agreement*

4        Form of Investor Rights Agreement*

----------
* Incorporated by reference to the Issuer's Current Report on Form 8-K, as filed with the SEC on August 11, 2006.

                               Page 10 of 11 pages

      EXHIBIT 1

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.0001 per share, of Chatsworth Data Solutions, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 15, 2007

                         ADAM BENOWITZ
                         VISION CAPITAL ADVISORS, LLC
                         VISION OPPORTUNITY MASTER FUND, LTD.

                         By:   /s/ ADAM BENOWITZ
                             ---------------------------------
                         Adam Benowitz, for himself, as Managing Member of the Investment Manager and as Portfolio Manager of the Fund

                               Page 11 of 11 pages